Exhibit 4.85

EMPLOYMENT AGREEMENT FAIRBANK

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into effective as of October 1, 2007 the (“Effective Date”), by and between Nevada Geothermal Power Company, a Nevada Corporation (the “Company”) and BRIAN FAIRBANK (“Employee”), with reference to the following:

B A C K G R O U N D

A.	The Company is in the geothermal energy business (the “Business”).

B.	Employee has extensive geothermal energy experience.

C.

The Company now desires to retain the full-time services of Employee as President and Chief Executive Officer (“CEO”) for the Company and Employee is willing to be employed by the Company in that capacity on the terms and conditions set forth in this Agreement.

D.	The position will be based in Vancouver, Canada.

Now THEREFORE, in consideration of the promises herein made and on the terms and subject to the conditions herein contained, the Company and Employee hereby agree as follows:

1. EMPLOYMENT. The Company hereby employs Employee on the terms set forth herein and Employee hereby accepts such employment beginning on the Effective Date and ending on October 1, 2009 (the “Term”), unless sooner terminated pursuant to Section 5 below.

Commencing on the first anniversary of the Effective Date (October 1, 2008), and on each anniversary of the Effective Date thereafter, the Term of this Agreement shall be automatically extended for an additional year unless, not later than 90 days prior to each such date, the Company or the Employee give written notice not to extend the Term or the Term as extended hereunder. In the event, not later than 90 days prior to October 1, 2008, the Company gives written notice to the Employee of its intention not to extend the Term, the Employee will be entitled to the compensation described in Section 5.6. The obligations of the Company and the Employee under this Agreement which by their nature may require either partial or total performance after the expiration of the Term or the Term as extended hereunder shall survive such expiration. For greater clarity, provided neither party has issued the notice not to extend the Term on each anniversary of the Effective Date, the Term as extended becomes two (2) years.

2. DUTIES. During the period of his employment with the Company hereunder, Employee will be employed as President and CEO of the company and Employee will:

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(a) devote his full business time and attention, and give his best effort and skill solely to the Company's business affairs and interests;

(b) perform such services and assume such duties and responsibilities appropriate to the positions of President and CEO and those which may from time to time be reasonably assigned to him by the Board of Directors of the Company, to whom Employee will directly report; and

(c) in all respects use his best efforts to further, enhance and develop the Company's business affairs, interests and welfare.

(d) complete all duties and responsibilities listed in Schedule A attached.

3. COMPENSATION. In consideration of Employee's services to the Company during the term of this Agreement, Employee will receive the following compensation:

(a) The Company shall pay Employee a base salary of Cdn $250,000 per annum. Employee's base salary will be paid in equal installments (pro rated for portions of a pay period) on the Company's regular pay days and the Company will deduct from such compensation all deductions required by applicable laws. On each anniversary of the Effective Date, Employee's base salary shall be adjusted by the Board of Directors upon assessment of the Employee's performance in accordance with the policies and procedures from time to time set by the Compensation Committee of the Board of Directors of the Company.

(b) Employee will participate in the Company's incentive stock option plan. All options granted to the Employee prior to October 1, 2007 will remain in effect in accordance with the agreements pursuant to which they were granted.

4. BENEFITS AND REIMBURSEMENTS.

4.1 Employee will, during the term hereof, have the right to receive such benefits as are generally made available to a full-time manager of the Company. In addition, or inclusive of such benefits, the Company will provide Employee with the following:

(a) The Company's standard medical and dental plan insurance covering Employee and his immediate family; and

(b) In addition to normal statutory holidays recognized by the Company, Employee will be entitled to 6 weeks paid vacation per year, subject to providing notice to the Board of Directors as to the timing of such vacation time. Such vacation time shall be vested upon the Effective Date Employee may accrue or carry forward up to 2 weeks of unused vacation per year, but in no event shall the total of Employee's annual vacation entitlement of 6 weeks and the unused vacation weeks carried forward exceed 8 weeks. If Employee has 2 weeks of unused vacation accruing, further accruals will be suspended until such time as one or two of the accrued weeks are used.

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4.2 (a) The Company will reimburse Employee for travel and other out-of-pocket expenses reasonably incurred by Employee in the performance of his duties hereunder, including without limitation, telephone and cellular phone expenses, and costs incurred to entertain clients, employees or business associates, provided that all such expenses will be reimbursed only (i) upon the presentation by Employee to the Company of such documentation as may be reasonably necessary to substantiate that all such expenses were incurred in the performance of his duties, and (ii) if such expenses are consistent with all policies of the Company in effect from time to time as to the kind and amount of such expenses.

5. TERMINATION OF EMPLOYMENT.

5.1 Employee shall provide 180 days written notice if intending to terminate this Agreement.

5.2 Death of Employee.

This Agreement will terminate upon the death of Employee.

5.3 Permanent Disability of Employee.

The Agreement will terminate if Employee becomes permanently disabled. Employee will be deemed permanently disabled for the purpose of this Agreement if Employee becomes physically or mentally incapable of performing his duties hereunder for ninety (90) consecutive days.

5.4 Employee’s Discharge for Cause.

The Board of Directors will have the right to terminate Employee's employment hereunder for “Cause” at any time. For such purposes, “Cause” means the occurrence of one or more of the following: (i) the commission by Employee of any fraudulent act, embezzlement, theft, bad faith, gross negligence, recklessness or willful misconduct; drug and/or substance abuse (ii) incompetence or repeated failure or refusal to properly perform the duties required by this Agreement as may be reasonably assigned to Employee by the Board of Directors from time to time; (iii) conviction of a felony; (iv) any material misrepresentation by Employee to the Board of Directors regarding the operation of the business; or (v) breach of any covenant of this Agreement.

5.5 The Company's Right to Terminate without Cause.

Subject to the payment to Employee of the severance payments as provided in Section 5.6(b) below, and subject to maintaining the period in which Employee may exercise his stock option as provided in Section 5.6(c) below, the Company will have the right, exercisable at any time to terminate Employee's employment with the Company without “Cause” (as defined in Section 5.4 above), immediately upon written notice to Employee.

5.6 Compensation Upon Termination

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(a) Upon termination of Employee's employment pursuant to this Section 5.5 (without cause), Employee will be entitled to:

(i) the compensation provided for in Section 3(a) hereof for the period of time ending with the date of termination;

(ii) health benefits to be extended for a period of six (6) months;

(iii) reimbursement for such expenses as Employee may have properly incurred on behalf of the Company as provided in Section 4.2(a) above prior to the date of termination; and

For greater certainty, these payments and compliance with the obligations in Section 5.6 (b) will fully discharge all responsibilities of the Company to Employee under this Agreement or relating to or arising out of the termination of Employee's employment.

(b) If the Board of Directors terminates Employee’s employment pursuant to Section 5.5 (without cause), in addition to the amounts payable in Section 5.6 (a) above, Employee shall be entitled to severance payments determined as follows:

i) At the Employee's discretion, either a lump sum equal to two times the Employee's then current annual salary (not less than Cdn. $250,000); or

ii) Twenty-four (24) monthly payments, each equal to the Employee's then current monthly salary, with the first payment due on the regular payroll day following advice from the Employee of the monthly payment option;

iii) Severance payments shall be subject to normal payroll deductions and other withholdings as required by law. The payments set forth in this Section 5.6 will fully discharge all responsibilities of the Company to Employee under this Agreement or relating to or arising out of the termination of Employee's employment and shall be conditional upon Employee's execution of a Release in favour of the Company.

(c) If the Board of Directors terminates this Agreement pursuant to Section 5.5 (without cause), all granted stock options shall remain in effect for the greater of twelve (12) months or, the time allowable under the applicable Stock Exchange policies or regulations governing the issue of such options by the Company and as described in the option plan pursuant to which the options were issued.

(d) In the event of termination pursuant to Sections 5.2 (death) or 5.3 (permanent disability), all granted stock options shall remain in effect for the greater of twelve (12) months or, the time allowable under the applicable Stock Exchange policies or regulations governing the issue of such options by the Company and as described in the option plan pursuant to which the options were issued.

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(e) In the event of termination pursuant to Section 5.4 (for cause), all granted stock options shall remain in effect for such time as the Company, in it sole discretion, shall deem appropriate, such time being between zero (0) and ninety (90) days or as described in the option plan pursuant to which the options were issued, whichever is greater.

(f) In the event of a Change of Control of the Company (as defined below) if Employee's employment is terminated by the Company pursuant to Section 5.5 (without cause) within twelve (12) months of the Change of Control, Employee will receive in addition to the compensation described in Section 5.6, an amount equal to twenty-four (24) months’ salary, based on the then current annual salary (not less than Cdn. $250,000) less all deductions required by applicable laws, paid out in a lump sum or twenty-four, (24) monthly payments each equal to the Employee's then current monthly salary, at the Employee's discretion.

(g) In the event of a Change of Control (as defined below) if Employee's employment is terminated by virtue of his election to resign within twelve (12) months of the Change of Control, Employee will receive an amount equal to twenty-four (24) months’ salary, based on the then current annual salary (not less than CDN$250,000) less all deductions required by applicable laws, paid out in a lump sum or twenty-four (24) monthly payments, each equal to the Employee's then current monthly salary, at the Employee's discretion.

(h) For the purposes of this Section 5.6, a “Change of Control” shall be deemed to have occurred when:

(i) a majority of the directors are not individuals nominated by the Company's then incumbent Board of Directors; or

(ii) any person or group of persons acquires the ability, directly or indirectly, to direct the management and policies of the Company through:

(A) the legal or beneficial ownership of voting securities;

(B) the right to appoint managers, directors or corporate management;

(C) contract;

(D) operating agreement;

(E) voting trust or otherwise.

6. UNFAIR COMPETITION BY EMPLOYEE.

6.1 Employee agrees that all trade secrets, confidential or proprietary information with respect to the activities and businesses of the Company, including, without limitation, personnel information, secret processes, know-how, customer lists, data bases, ideas, techniques, processes, inventions (whether patentable or not), and

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other technical plans, business plans, marketing plans, product plans, forecasts, contacts, strategies and information (collectively “Proprietary Information”) which were learned by Employee in the course of his employment by the Company, and any other Proprietary Information received, developed or learned by Employee hereafter in the course of his future employment by or in association with the Company, are confidential and will be kept and held in confidence and trust as a fiduciary by Employee. Employee will not use or disclose Proprietary information of the Company except as necessary in the normal course of the business of the Company for its sole and exclusive benefit, unless Employee is compelled so to disclose under process of law, in which case Employee will first notify the Company promptly after receipt of a demand to so disclose, and will afford the Company the opportunity to contest, prevent or limit such disclosure.

6.2 Employee and the Company acknowledge that:

(i) each covenant and restriction contained in Section 6.1 and Article 7 of this Agreement is necessary, fundamental, and required for the protection of the Company's business;

(ii) such relate to matters which are, of a special, unique, and extraordinary character that gives each of them a special, unique, and extraordinary value; and

(iii) a breach of any such covenant or restriction will result in irreparable harm and damage to the Company which cannot be compensated adequately by a monetary award. Accordingly, it is expressly agreed that, in addition to all other remedies available at law or in equity, and notwithstanding anything to the contrary in Section 9 below, the Company will be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties to this Agreement from breaching any such covenant or restriction, or otherwise specifically to enforce the provisions contained in Section 6.1 and Article 7 of this Agreement.

7. PROPRIETARY MATTERS. Employee expressly understands and agrees that any and all improvements, inventions, discoveries, processes, or know-how related to the business of the Company that are generated or conceived by Employee during the term of this Agreement, whether so generated or conceived during Employee's regular working hours or otherwise, will be the sole and exclusive property of the Company, and Employee will, whenever requested to do so by the Company (either during the term of this Agreement or thereafter), execute and assign any and all applications, assignments and/or other instruments and do all things which the Company may deem necessary or appropriate in order to apply for, obtain, maintain, enforce and defend patents, copyrights, trade names or trademarks of the United States or of foreign countries for said improvements, inventions, discoveries, processes, or know-how, or in order to assign and convey or otherwise make available to the Company the sole and exclusive right, title, and interest in and to said improvements, inventions, discoveries, processes, know-how, applications, patents, copyrights, trade names or trademarks.

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8. KEY-MAN INSURANCE. Employee agrees to make himself available and to undergo, at the Company's request and expense, any physical examination or other procedure necessary to allow the Company to obtain a key-man insurance policy on Employee. If the Company obtains such policy, it will maintain the policy at its expense and all proceeds will be the sole property of the Company.

9. MISCELLANEOUS

9.1 Governing Law; Interpretation. This Agreement will be governed by the substantive laws of the Province of British Columbia applicable to contracts entered into and fully performed in such jurisdiction. The headings and captions of the Articles and Sections of this Agreement are for convenience only and in no way define, limit or extend the scope or Intent of this Agreement or any provision hereof. This Agreement will be construed as a whole, according to its fair meaning, and not in favor of or against any party, regardless of which party may have initially drafted certain provisions set forth herein.

9.2 Assignment. This Agreement is personal to Employee and he may not assign any of his rights or delegate any of his obligations hereunder without first obtaining the prior written consent of the Board of Directors.

9.3 Notices. Any notice, request, claim or other communication required or permitted hereunder will be in writing and will be deemed to have been duly given if delivered by hand or if sent by certified mail, postage and certification prepaid, to Employee at his residence (as noted in the Company's records), or to the Company at its address as set forth below its signature on the signature page of this Agreement, or to such other address or addresses as either party may have furnished to the other in writing in accordance herewith.

For notices and communications to the Company:

Nevada Geothermal Power

Suite 840 - 1140 Pender Street
Vancouver, B.C. V6E 4G1
e-mail: astudley@nevadageothermal.com
Telephone: 604 088 1553

9.4 Severability. in the event any provision of this Agreement or the application of any such provision to either of the parties is held by a court of competent jurisdiction to be contrary to law, such provision will be deemed amended to the extent necessary to comply with such law, and the remaining provisions of this Agreement will remain in full force and effect.

9.5 Entire Agreement; Amendments. This Agreement (together with the Stock Option Agreement and any other exhibits and attachments hereto) constitutes the final and complete expression of all of the terms of the understanding and agreement between the parties to this Agreement with respect to the subject matter hereof, and this Agreement replaces and supersedes any and all prior or contemporaneous.

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9.6 Attorneys' Fees. In the event it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to its reasonable costs and expenses, including attorneys' fees, incurred in connection with such action or proceeding.

10. Employee Acknowledgment. Employee acknowledges that he has been given the opportunity to consult with legal counsel concerning the rights and obligations arising under this Agreement (including for purposes of this Section 10, the Stock Option Agreement), that he has read and understands each and every provision of this Agreement, and that he is fully aware of the legal effect and implications of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

NEVADA GEOTHERMAL POWER COMPANY

Per: /s/ Gordon Bloomquist
Gordon Bloomquist, Chairman
Nomination and Compensation Committee
1 Oct, 2007

Per: /s/ Jim Yates
Jim Yates, Member
Board of Directors

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SIGNED, SEALED and DELIVERED	)
By Brian Fairbank in the	)
)
Presence of	)
/s/ Markus K. Christen	)
Markus K Christen	)
Name	)	/s/ Brian Fairbank
6 Maher Road
	)	BRIAN FAIRBANK
Address Somerset, NJ 08873)		Oct 1, 2007

Finance	)
Occupation	)
)

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SCHEDULE A

Job Title: CEO/ President	Reports to: Board of Directors

SUMMARY

Provide leadership to position the company at the forefront of the industry. Develop a strategic and financial plan and associated budget to advance the company's mission and objectives relative to the development of geothermal projects, the promotion of revenue generation, profitability and growth as an organization. Oversee company operations to insure production efficiency, quality service, and cost-effective management of resources and personnel.

PRIMARY RESPONSIBILITIES

1.

Develop a strategic and financial plan and associated budget to advance the company's mission and objectives and to develop new geothermal projects, promote revenue generation, profitability, and growth as an organization.

2.	Review approved plans and budgets as part of the annual planning and budgeting cycle and present recommendations to the board of directors and or the appropriate committee.
3.	Develop and provide appropriate policy recommendations for consideration by the board.
4.	Propose agencies for the board of directors reflecting issues, opportunities, and priorities.
5.	Present background materials upon two (2) business days notice and cause minutes to be kept at all Board meetings.
6.	Oversee company operations to insure production efficiency, quality, service, and cost-effective management of resources. personnel and company assets.
7.	Plan, develop, and implement strategies for generating resources and/or revenues for the company.
8.	Identify acquisition and merger opportunities and direct implementation activities.
9.	Approve company operational procedures, policies, and standards with approval of the Board of Directors.
10.	Review activity reports and financial statements to determine progress and status in attaining objectives and revise objectives and plans in accordance with current conditions.
11.	Effectively manage the human resources of the organization according to authorized personal policies and procedures that fully conform to current laws and regulations.
12.	Evaluate performance of executives for compliance with established policies and objectives of the company and contributions in attaining objectives.
13.	Promote the company through written articles and personal presentations at conferences and on radio and TV.
14.	Represent the company at legislative sessions, committee meetings, and at formal functions.
15.	Promote the company to local, regional, national, and international constituencies.
16.	Present company report at Annual Stockholder and Board of Director meetings.
17.	Direct company planning and policy-making committees.
18.	Oversee foreign operations to include evaluating operating and financial performance.
19.	Must use a formal daily time tracking system for tracking the various projects as well as for sick days, vacation days etc.
20.	Other duties as assigned.